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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9F


    SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

                               (Amendment No. ___)


                                 HOLLINGER INC.
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                            (Name of Subject Company)


                                     CANADA
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        (Jurisdiction of Subject Company's Incorporation or Organization)


                                 HOLLINGER INC.
   --------------------------------------------------------------------------
                        (Name of Person Filing Statement)


                            RETRACTABLE COMMON SHARES
               EXCHANGEABLE NON-VOTING PREFERENCE SHARES SERIES II RETRACTABLE NON-VOTING PREFERENCE SHARES SERIES III
   --------------------------------------------------------------------------
                         (Title of Class of Securities)


                     RETRACTABLE COMMON SHARES--43556C 60 6
        EXCHANGEABLE NON-VOTING PREFERENCE SHARES SERIES II--43556C 80 4 RETRACTABLE NON-VOTING PREFERENCE SHARES SERIES III--43556C 70 5
   --------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities


                                 PETER G. WHITE
                    CO-CHIEF OPERATING OFFICER AND SECRETARY
                                 HOLLINGER INC.
                                10 TORONTO STREET
                                TORONTO, ONTARIO
                                 CANADA M5C 2B7
                                 (416) 363-8721
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    (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)


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PART I -- INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS

     Exhibit 1.1 Hollinger Inc. Directors' Circular dated February 9, 2004 (the "Directors' Circular")

ITEM 2. INFORMATIONAL LEGENDS

     See "Notice to Non-Canadian Residents" on the outside front cover of the Directors' Circular.


PART II -- INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

     (1)  Not applicable

     (2)  Not applicable

     (3)  Not applicable


PART III -- UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.   UNDERTAKING

     The person(s) filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.   CONSENT TO SERVICE OF PROCESS

     (a) At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

     (b) Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.



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PART IV -- SIGNATURES

     By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 10, 2004

                                         HOLLINGER INC.


                                         By:   /s/  PETER G. WHITE
                                             ----------------------------------
                                             Name:  Peter G. White
                                             Title: Co-Chief Operating Officer
                                                    and Secretary


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                                  EXHIBIT INDEX


Exhibit Number     Description
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

Exhibit 1.1        Hollinger Inc. Directors' Circular dated February 9, 2004
